FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Principal Securities, Inc.
Year Ended December 31, 2023
With Report and Supplemental Report of
Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13975

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Principal Securities, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

711 High Street
(No. and Street)

Des Moines (City) Iowa (State) 50392 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Rigler (Name) 515-878-8928 (Area Code – Telephone Number) rigler.david@principal.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young, LLP
(Name – if individual, state last, first, and middle name)

801 Grand Ave, Suite 3100 (Address) Des Moines (City) Iowa (State) 50309 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 42 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, David Rigler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Principal Securities, Inc, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

NOTARIAL SEAL IOWA
JESSICA RAE ST JOHN
Commission Number 829030
My Commission Expires
December 17, ~~2023~~ 2026

[signature] 2/24/2024

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Principal Securities, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2023

Contents



Ernst & Young LLP
801 Grand Avenue
Suite 3100
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Principal Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Principal Securities, Inc. (the Company) as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since at least 1985, but we are unable to determine the specific year.

Ernst & Young LLP

February 28, 2024

<h1 style="text-align:center">Principal Securities, Inc
Statement of Financial Condition
December 31, 2023</h1>

Assets

Cash and cash equivalents	$	37,464,263
Receivables from:		
Affiliates		13,909,590
Others		3,166,352
Prepaid expenses		1,494,304
Loans to financial professionals, net		1,236,587
Capitalized computer software development costs		934,907
Income taxes receivable		2,574,997
Net deferred income taxes		1,230,622
Total assets	$	62,011,622

Liabilities and stockholder's equity

Liabilities:		
Commissions payable	$	680,631
Unearned Revenue		2,017,857
Accounts payable		703,110
Payables to:		
Principal Life Insurance Company		19,756,446
Other affiliates		1,717,519
Total liabilities		24,875,563
Stockholder's equity:		
Common stock, par value $10.00 per share – authorized 50,000 shares; issued and outstanding 40,000 shares (all owned by Principal Financial Services, Inc., a wholly owned subsidiary of Principal Financial Group, Inc.)		400,000
Additional paid-in capital		188,331,749
Retained earnings (deficit)		(151,595,690)
Total stockholder's equity		37,136,059
Total liabilities and stockholder's equity	$	62,011,622

See accompanying notes.


Principal Securities, Inc
Statement of Operations
Year ended December 31, 2023


Commission revenues:	
Proprietary mutual funds	$ 3,399,631
NonProprietary mutual Funds	2,831,924
Brokerage	7,652,346
Proprietary RIA	84,169,321
NonProprietary RIA	16,226,340
12b1	45,934,489
Retirement Plan	19,430,230
Variable Annuity	28,575,730
Pass Thru revenue	115,925,153
Revenue Share	13,318,662
Non-Grid revenue	34,268,217
Total commission revenues	371,732,043
Less commission – related expenses:	
Proprietary mutual funds	4,813,039
NonProprietary mutual Funds	4,297,198
Brokerage	1,507,444
Proprietary RIA	69,741,483
NonProprietary RIA	13,474,368
12b1	21,549,064
Other distribution expenses	18,312,251
Retirement Plan	13,983,688
Variable Annuity	21,356,240
Pass Thru expenses	115,925,153
Total commission – related expenses	284,959,928
Net commission revenues	86,772,115
Other revenues:	
Other revenue	2,191,594
Interest	1,925,572
Realized gain	–
Total other revenues	4,117,166
Operating expenses:	
Salaries and benefits	94,181,280
General and administrative expenses	38,878,564
Total operating expenses	133,059,844
Loss from operations before income taxes	(42,170,563)
Income tax benefit	11,031,251
Net loss	$ (31,139,312)

See accompanying notes.

Principal Securities, Inc
Statement of Changes in Stockholder's Equity
Year ended December 31, 2023

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at January 1, 2023	$ 400,000	$ 154,159,222	$ (120,284,769)	$ 34,274,453
Net loss	–	–	(31,139,312)	(31,139,312)
Capital contributions from Parent	–	32,300,000	–	32,300,000
Capital contribution in the form of forgiveness of allocated stock-based compensation expense	–	1,872,526	(171,608)	1,700,918
Balance at December 31, 2023	$ 400,000	$ 188,331,748	$ (151,595,689)	$ 37,136,059

See accompanying notes.

Principal Securities, Inc
Statement of Cash Flows
Year ended December 31, 2023

Operating activities

Net loss	**$ (31,139,312)**
Adjustments to reconcile net loss to net cash used in operating activities:	
Allocation of stock-based compensation	**1,872,526**
Equity distribution in the form of common stock to employees	**(171,608)**
Deferred income taxes	**1,937,359**
Changes in operating assets and liabilities:	
Capitalized computer software	**(934,907)**
Due from others and prepaid expenses	**155,290**
Due to Principal Life Insurance Company	**2,273,266**
Due from affiliates	**(2,687,706)**
Unearned Revenue	**(1,380,714)**
Loans from financial professionals, net	**(924,675)**
Commissions payable, accounts payable, and income taxes recoverable	**(74,390)**
Net cash used in operating activities	**(31,074,871)**

Financing activities

Capital contributions from Principal Financial Services, Inc.	**32,300,000**
Net cash received in financing activities	**32,300,000**
Net decrease in cash and cash equivalents	**1,225,129**
Cash and cash equivalents beginning of year	**36,239,134**
Cash and cash equivalents end of year	**$ 37,464,263**

See accompanying notes.

Principal Securities, Inc.

Notes to Financial Statements

1. Organization and Nature of Business

Principal Securities, Inc. ("the Company") is an introducing broker-dealer, that clears transactions on a fully disclosed basis, registered with the Securities and Exchange Commission ("SEC") pursuant to Section 15(b)(11) of the Exchange Act and a member with the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is federally registered as an Investment Adviser. The Company primarily engages in the solicitation and sale of securities-related products and services to retail investors. Such offerings may include: Brokerage Services, Advisory Services, Investment Company products, and variable products.

The Company is a wholly owned subsidiary of Principal Financial Services, Inc. ("PFSI"), who in turn is an indirect, wholly owned subsidiary of Principal Financial Group, Inc. ("PFG"), a Delaware business corporation.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's cash equivalents include demand deposits, and short-term pooled funds. The Company holds its cash in bank accounts with balances in excess of the Federal Deposit Insurance Corporation deposit insurance limits. The Company has an arrangement whereby its short-term funds are pooled with the funds of other affiliates and invested by PFSI, an affiliate. The Company has access to these funds at any time and is credited with interest based on the 30-day LIBOR index.

Principal Securities, Inc.

Notes to Financial Statements

2. Significant Accounting Policies (continued)

Unearned Revenue

Unearned revenue represents amounts received related to the conversion of fully disclosed clearing and managed investment platforms. The Company received $9,000,000 as part of the conversion to National Financial Services, this amount is being amortized straight line as a contra expense over the seven-year contract period beginning October 2017. Unearned revenue related to this is $1,017,857 as of December 31, 2023. The Company also has $1,000,000 of Business Development Growth Revenue that will be recorded as earned when the proper terms are met.

Revenue Recognition

The Company enters into selling and distribution agreements with the obligation to sell or distribute the securities products, such as mutual funds, annuities and products sold through RIAs, to individual clients and a Retirement Plan sponsor in return for front-end sales charges, 12b-1 service fees, annuity fees and asset-based fees. Front-end sales charges and annuity fees are related to a single sale and earned at the time of sale. Some mutual funds have a daily obligation to sell and distribute. These securities products generate 12b-1 service fees which are calculated daily and received only when fully earned. The Company uses the passage of time to measure the progress of this performance obligation. The Company receives the majority of these fees monthly for satisfying the performance obligations. The Company also enters into agreements with individual customers to provide securities trade execution and custody through a brokerage services platform in return for ticket charge and other service fee revenue. These services are bundled as one single distinct service referred to as brokerage services. This revenue is related to distinct transactions and is earned at a point in time.

Principal Securities, Inc.

Notes to Financial Statements

2. Significant Accounting Policies (continued)

The Company also enters into agreements with individual customers to provide trade execution, clearing services, custody services and investment research services through our proprietary offered fee-based products. These services are bundled as one single distinct service referred to as advisory services. The Company receives the majority of advisory fees quarterly for satisfying the performance obligations. A majority of advisory fees are recorded as RIA commission revenue, a portion of which is paid to the advisor assisting the retail customer and recorded as RIA commission expense. In addition, for non-proprietary RIA business the Company performs sales and distribution services only. The revenues are earned over time as the service is performed utilizing the output method. The portion that is not subject to payout to the advisor is referred to as Non-Grid Revenue in the Statement of Operations. Non-Grid revenue includes fees earned by the Company for sponsoring the RIA programs, including outside RIA business, as well as the portions of revenue used to cover trade execution, clearing services, custody services, and investment research services.

The Company also enters into agreements with firms for revenue share for the sale and retention of their products.

A majority of our revenue is based upon contractual rates applied to the market value of the clients' portfolios and considered variable consideration that is constrained.

Costs to fulfill the contracts with customers include commissions paid to agents for sales and servicing of the related mutual funds, annuities and products sold through RIAs. Since the customers can leave at any time, they are considered to be constantly renewing their contract. As such, the contract is looked at as "day to day" and each month of service is considered a renewal. Since the commissions are commensurate along the contract term and the anticipated period of benefit, as a practical expedient the Company concludes that the renewal commission is specifically related to the renewal period and no costs are deferred.

Pass Thru Revenue and Expense

Pass Thru Revenue and Pass Thru Expense within the statements of operations represents revenue the Company records that is passed directly onto other business units within PFG. The Company is the Broker Dealer that holds the contract for this revenue. The Company records the revenue and expense at the same time as the revenue is earned.

2. Significant Accounting Policies (continued)

Federal and State Taxes on Income

The Company is taxed as a division of PFG at corporate rates based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

Subsequent Events

The Company's management has evaluated all subsequent events through the date the financial statements were issued.

3. Income Taxes

Income Tax Expense

The Company's taxable income or loss is generally included in the consolidated income tax return filed by PFG, the Company's ultimate parent.

PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro rata contribution of taxable income or loss. The Company received tax reimbursements from PFG of $12,766,233 in 2023. The Company's income tax receivable balance is due from PFG.

3. Income Taxes (continued)

Our income tax expense/(benefit) was as follows for the year ended December 31, 2023:

Current income taxes:	
U.S. Federal	$ (10,334,843)
State	(2,633,767)
Total current income taxes	(12,968,610)
Deferred income taxes:	
U.S. Federal	$ 1,891,099
State	46,260
Total deferred income taxes	$ 1,937,359
Total income tax benefit	$ (11,031,251)

Effective Income Tax Rate

The Company's provision for income taxes may not have the customary relationship of taxes to income. A reconciliation between the U.S. corporate income tax rate and the effective income tax rate is as follows for the year ended December 31, 2023:

U.S. corporate income tax rate	21.0	%
State tax	4.8	
Stock compensation	0.5	
Nondeductible meals and entertainment	(0.1)	
Effective income tax rate	26.2	%

Unrecognized Tax Benefits

The amount of unrecognized tax benefits calculated for the Company as of December 31, 2023 is not material to the Company's financial position. Therefore, the total amount of unrecognized tax benefits, that if recognized, would affect the effective income tax rate is immaterial. The Company recognizes interest expense and penalties related to income taxes in operating expenses. The Company recognized no accumulated pre-tax interest and penalties related to unrecognized tax benefits in 2023.

We do not believe there is a reasonable possibility that the total amount of unrecognized tax benefits will significantly increase or decrease in the next twelve months.

3. Income Taxes (continued)

Net Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of net deferred income taxes as of December 31, 2023, were as follows:

Deferred income tax assets:		
Employee benefits	$	476,473
Deferred losses		519,397
Stock compensation		602,587
Other		16,799
Total deferred income tax assets		1,615,256
Deferred income tax liabilities:		
Prepaid expenses		(384,634)
Total deferred income tax (liabilities)		(384,634)
Total net deferred income tax assets	$	1,230,622

In management's judgment, total deferred income tax assets are more likely than not to be realized.

Other Tax Information

The U.S. federal statute of limitations expired for years prior to 2015. The IRS is currently auditing our U.S. federal income tax returns for tax years 2015-2018 and 2019-2022. The statutes remain open through normal statute extensions. We do not expect the results of these audits, subsequent related adjustments, or developments in other tax areas for all open tax years to significantly change the possible increase in the amount of unrecognized tax benefits, but the outcome of tax reviews is uncertain and unforeseen results can occur.

We believe we have adequate defenses against, or sufficient provisions for, contested issues, but final resolution could take several years depending on whether legal remedies are pursued. Consequently, we do not believe issues that might arise in tax years subsequent to 2014 will have a material impact on our net income.

4. Net Capital Requirements

The Company is an introducing broker-dealer and clears certain securities transactions with and for customers on a fully disclosed basis with National Financial Services LLC ("NFS"), their current clearing broker-dealer. The Company promptly transmits all customer funds and securities to the clearing broker-dealer. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had defined net capital of $15,026,356, which was $13,415,850 in excess of its required net capital of $1,610,506. The SEC rules related to the calculation of minimum net capital requirements require the Company to maintain capital at least equal to 6-2/3% of aggregate indebtedness, with a minimum fixed dollar amount of $250,000.

5. Related-Party Transactions

As set forth on the statements of operations, the Company receives the following fees from PLIC and Principal Fund Distributor (PFD):

- The Company collects commissions for the sale of Principal Mutual Funds via PFD and variable annuity and flexible variable life products offered by PLIC, Principal Product Network and Principal National Life. Amounts recorded by the Company for the year ended December 31, 2023 were $114,390,693.

- The Company receives distribution fees (Rule 12b-1) from Principal Mutual Funds via PFD and nonproprietary mutual funds used by other product lines offered under the Distribution fees and Pass-Thru revenue line items. Amounts recorded by the Company for the year ended December 31, 2023 were $82,967,628.

- The Company receives expense reimbursement from PLIC for amounts agreed upon annually in advance. The reimbursement is intended to offset the expenses associated with the sale of the products, but only to the extent such expenses are expected to exceed the revenues generated by the Company from the sale of those products. Any excess reimbursements shall be calculated and returned as soon as practical after the end of each calendar year. Amounts received by the Company for the year ended December 31, 2023 were $6,000,000.

Principal Securities, Inc.

Notes to Financial Statements

5. Related-Party Transactions

- The Company receives revenue share from PFD and PLIC for the sale of the products. Amounts received by the company for the year ended December 31, 2023 were $7,394,419 and $4,877,761 respectively.

- The Company has entered into an expense reimbursement agreement with PLIC. PLIC performs certain functions on its own behalf and on behalf of many subsidiaries, including the Company, and shares the use of certain equipment, personnel and facilities with its subsidiaries. On a monthly basis PLIC bills the subsidiaries, including the Company, for amounts due for the performance of such services and functions and the use of such equipment, personnel and facilities. Amounts billed to the Company by PLIC for the year ended December 31, 2023 were $132,506,708.

- The Company has entered into a services agreement with PLIC. PLIC, on behalf of the Company, calculates and pays compensation to PSI registered representatives and broker-dealers unaffiliated with PSI who offer or sell variable contracts, mutual fund shares, group annuities, and other securities, certain fixed annuities, advisory services and products, and any proprietary investments available under Principal Life recordkeeping for qualified retirement plans underwritten, distributed or offered by the Company. Amounts paid by PLIC on behalf of the Company for the year ended December 31, 2023 were $151,277,408.

PFG has allocated the expenses associated with stock-based compensation to each of its subsidiaries, with the allocation aggregating $1,872,526 to the Company for the year ended December 31, 2023. As PFG has not required the allocation to be settled in cash, the amount has been treated as a capital contribution.

The Company receives revenue share from Principal Bank for a portion of the revenue earned by the Bank in connection with the Bank Deposit Sweep Program. Amounts received by the company for the year ended December 31, 2023 were $581,977.

The Company received capital infusions from its parent company to ensure compliance with regulatory capital requirements. Capital infusions totaled $32,300,000 for the year ended December 31, 2023.

Principal Securities, Inc.

Notes to Financial Statements

6. Contingencies

In the ordinary course of business, the Company is involved in and subject to asserted and unasserted claims from customers and other contractual disputes. In the opinion of management, adequate provision has been made for any potential losses that may result from these actions.

The Company is regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming the Company as a defendant ordinarily arises out of the Company's business operations as a provider of asset management and accumulation products and services. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as, the SEC, FINRA and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws and laws governing the activities of broker-dealers. The Company receives requests from regulators and other governmental authorities relating to other industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on the Company's business or financial position. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a future period.

The Legacy of Angels Foundation v. Principal Securities, Inc., et al.

The Foundation, a customer of a former Registered Representative, filed a civil action and a FINRA arbitration. The Foundation alleges fraudulent and deceptive practices in violation of federal regulations and Minnesota law, violation of federal securities laws, breach of fiduciary duty, violation of FINRA rules, fraud, negligence, breach of contract, Respondeat Superior, negligent supervision, forfeiture and disgorgement of fees and commissions regarding unsuitable recommendations by a former Registered Representative to purchase variable annuities and continued churning of the annuities, as well as negligence, gross negligence, breach of fiduciary duty, fraud, breach of trust, aiding and abetting breach of fiduciary duty, aiding and abetting fraud, violation of Minnesota law related to viatical settlements, negligent recommendation to sell life insurance policy, negligent supervision, Respondeat Superior, joint and several liability, civil conspiracy, fraudulent concealment, and equitable estoppel related to the viatical settlement of a life insurance policy. Range of reasonably estimable loss is $3,000,000 to $5,000,000.

Supplemental Information

Principal Securities, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2023

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition		$37,136,059
2. Deduct ownership equity not allowable for Net Capital		–
3. Total ownership equity qualified for Net Capital		37,136,059
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
B. Other (deductions) or allowable credits		–
5. Total capital and allowable subordinated liabilities		37,136,059
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$21,693,267	
B. Secured demand note deficiency	–	
C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
D. Other deductions and/or charges	5,721	(21,698,988)
7. Other additions and/or allowable credits		–
8. Net Capital before haircuts on securities positions		$15,437,071
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments	–	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Exempted securities	–	
2. Debt securities	–	
3. Options	–	
4. Other securities	410,715	
D. Undue concentration	–	
E. Other	–	(410,715)
10. Net Capital		$15,026,356

Principal Securities, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2023

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19)	$1,610,506
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	250,000
13. Net capital requirement (greater of line 11 or 12)	1,610,506
14. Excess net capital (line 10 less 13)	13,415,850
15. Net Capital less greater of 10% of line 19 or 120% of line 12	12,610,598

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition		$24,157,580
17. Add:		
A. Drafts for immediate credit	–	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts (List)	–	–
19. Total aggregate indebtedness		24,157,580
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		160.77%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)		0.00%

Notes:
(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Principal Securities, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2023

There were no differences between the computation of net capital under Rule 15c3-1, which is included in this audited report, and the computation of net capital in the Company's corresponding unaudited Focus Report (Form X-17A-5 Part IIA) filing submitted to FINRA as of December 31, 2023.

Principal Securities, Inc.

Schedule II – Computation for Determination of the Reserve Requirements
Pursuant to SEC Rule 15c3-3

December 31, 2023

Exemptive Provision

If an exemption from Rule 15c3-3 is claimed, identify below the
section upon which such exemption is based:

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	X
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: National Financial Services LLC	X
D. (k)(3) – Exempted by order of the Commission	

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Principal Securities, Inc.

Schedule III – Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2023

The Company is exempt from SEC Rule 15c3-3 as it relates to the possession and control requirements under paragraph (k)(2)(i) and (k)(2)(ii) of that Rule.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

EY

**Building a better
working world**

Ernst & Young LLP
801 Grand Avenue
Suite 3100
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Principal Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Principal Securities, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.
   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2023.
   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.
   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.
   No findings were found as a result of applying the procedure.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.
   No findings were found as a result of applying the procedure.



Building a better
working world

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

Des Moines, Iowa
February 28, 2024


Ernst & Young LLP
801 Grand Avenue
Suite 3100
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Principal Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Principal Securities, Inc. (the Company) stated that:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2): (i) and (ii) (the "exemption provisions").

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2023 except as described in its exemption report.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described its exemption report.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and



pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Des Moines, Iowa
February 28, 2024

Principal Securities, Inc. Exemption Report

Principal Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2): (i) and (ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year except as described in Attachment A.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described Attachment A.

_____

Principal Securities, Inc.

I, David Rigler, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *David Rigler*

Title: Chief Financial Officer, Principal Securities, Inc.

February 28, 2024


Attachment A


2023 15c3-3 Exception Report

Principal Securities, Inc.| 2023 15c3-3 Exception Log

Exception Date (Approx.)	Account Type	Amount	Nature of Exception
01/03/2023	General Brokerage Account	$ 22,500.00	Check was identified as not promptly forwarded by the RR's branch office.
01/04/2023	Direct-held Mutual Fund Account	$ 65,819.54	Check was identified as not promptly forwarded by the Firm's Home Office.
01/05/2023	General Brokerage Account	$ 2,000.00	Check was identified as not promptly forwarded by the RR's branch office.
01/10/2023	Direct-held Mutual Fund Account	$ 17,552.25	Check was identified as not promptly forwarded by the RR's branch office.
01/13/2023	Direct-held Mutual Fund Account	$ 4,368.29	Check was identified as not promptly forwarded by the Firm's Home Office.
01/19/2023	Direct-held Mutual Fund Account	$ 1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/23/2023	Direct-held Mutual Fund Account	$ 1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
01/27/2023	Direct-held Mutual Fund Account	$ 1,250.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/06/2023	Direct-held Mutual Fund Account	$ 481.55	Check was identified as not promptly forwarded by the Firm's Home Office.
02/06/2023	Direct-held Mutual Fund Account	$ 347.45	Check was identified as not promptly forwarded by the Firm's Home Office.
02/06/2023	Direct-held Mutual Fund Account	$ 7,438.26	Check was identified as not promptly forwarded by the Firm's Home Office.
02/06/2023	Direct-held Mutual Fund Account	$ 100.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/07/2023	Direct-held Mutual Fund Account	$ 290,681.84	Check was identified as not promptly forwarded by the Firm's Home Office.
02/07/2023	Direct-held Mutual Fund Account	$ 111,656.75	Check was identified as not promptly forwarded by the Firm's Home Office.
02/08/2023	Direct-held Mutual Fund Account	$ 5,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/08/2023	Direct-held Mutual Fund Account	$ 5,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/08/2023	Direct-held Mutual Fund Account	$ 1,329.92	Check was identified as not promptly forwarded by the Firm's Home Office.
02/08/2023	Direct-held Mutual Fund Account	$ 35,688.88	Check was identified as not promptly forwarded by the Firm's Home Office.
02/15/2023	Direct-held Mutual Fund Account	$ 44,508.94	Check was identified as not promptly forwarded by the Firm's Home Office.
02/21/2023	Direct-held Mutual Fund Account	$ 7,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/21/2023	Direct-held Mutual Fund Account	$ 7,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/22/2023	General Brokerage Account	$ 500.00	Check was identified as not promptly forwarded by the RR's branch office.
02/24/2023	529 Direct	$ 1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
02/27/2023	Direct-held Mutual Fund Account	$ 6,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/01/2023	Direct-held Mutual Fund Account	$ 1,419.23	Check was identified as not promptly forwarded by the Firm's Home Office.
03/08/2023	Direct-held Mutual Fund Account	$ 55,936.49	Check was identified as not promptly forwarded by the RR's branch office.
03/08/2023	Direct-held Mutual Fund Account	$ 27.82	Check was identified as not promptly forwarded by the RR's branch office.
03/10/2023	Direct-held Mutual Fund Account	$ 6,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/13/2023	General Brokerage Account	$ 1,250.00	Check was identified as not promptly forwarded by the RR's branch office.
03/20/2023	Direct-held Mutual Fund Account	$ 2,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/21/2023	Direct-held Mutual Fund Account	$ 500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/27/2023	Direct-held Mutual Fund Account	$ 1,852.67	Check was identified as not promptly forwarded by the Firm's Home Office.
03/28/2023	Direct-held Mutual Fund Account	$ 800.00	Check was identified as not promptly forwarded by the Firm's Home Office.

03/28/2023	Direct-held Mutual Fund Account	$ 7,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
03/29/2023	Direct-held Mutual Fund Account	$ 7,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/03/2023	General Brokerage Account	$ 1,000.00	Check was identified as not promptly forwarded by the RR's branch office.
04/03/2023	Direct-held Mutual Fund Account	$ 6,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/04/2023	Principal Variable Annuity	$ 50,000.00	Check was identified as not promptly forwarded by the RR's branch office.
04/05/2023	Direct-held Mutual Fund Account	$ 31,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/05/2023	Direct-held Mutual Fund Account	$ 31,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/06/2023	Direct-held Mutual Fund Account	$ 3,246.78	Check was identified as not promptly forwarded by the RR's branch office.
04/06/2023	Direct-held Mutual Fund Account	$ 1,320.75	Check was identified as not promptly forwarded by the RR's branch office.
04/06/2023	Direct-held Mutual Fund Account	$ 6,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/06/2023	Direct-held Mutual Fund Account	$ 6,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/11/2023	Direct-held Mutual Fund Account	$ 500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/12/2023	General Brokerage Account	$ 4,172.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/12/2023	Direct-held Mutual Fund Account	$ 7,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/13/2023	Direct-held Mutual Fund Account	$ 31,698.00	Check was identified as not promptly forwarded by the RR's branch office.
04/13/2023	Direct-held Mutual Fund Account	$ 31,698.00	Check was identified as not promptly forwarded by the RR's branch office.
04/21/2023	Direct-held Mutual Fund Account	$ 2,500.00	Check was identified as not promptly forwarded by the RR's branch office.
04/24/2023	Direct-held Mutual Fund Account	$ 1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
04/26/2023	General Brokerage Account	$ 20,000.00	Check was identified as not promptly forwarded by the RR's branch office.
05/04/2023	529 Direct	$ 1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/09/2023	General Brokerage Account	$ 6,000.00	Check was identified as not promptly forwarded by the RR's branch office.
05/09/2023	Direct-held Mutual Fund Account	$ 1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/11/2023	Direct-held Mutual Fund Account	$ 100.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/18/2023	Direct-held Mutual Fund Account	$ 676.30	Check was identified as not promptly forwarded by the RR's branch office.
05/18/2023	General Brokerage Account	$ 3,000.00	Check was identified as not promptly forwarded by the RR's branch office.
05/19/2023	Direct-held Mutual Fund Account	$ 200,553.02	Check was identified as not promptly forwarded by the Firm's Home Office.
05/22/2023	Direct-held Mutual Fund Account	$ 1,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
05/24/2023	General Brokerage Account	$ 66,000.00	Check was identified as not promptly forwarded by the RR's branch office.
05/25/2023	529 Direct	$ 1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/02/2023	Direct-held Mutual Fund Account	$ 19,809.17	Check was identified as not promptly forwarded by the Firm's Home Office.
06/06/2023	Direct-held Mutual Fund Account	$ 57,653.53	Check was identified as not promptly forwarded by the Firm's Home Office.
06/13/2023	Direct-held Mutual Fund Account	$ 1,638.97	Check was identified as not promptly forwarded by the Firm's Home Office.
06/13/2023	Direct-held Mutual Fund Account	$ 1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/13/2023	Direct-held Mutual Fund Account	$ 300.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/14/2023	Direct-held Mutual Fund Account	$ 21.25	Check was identified as not promptly forwarded by the Firm's Home Office.
06/16/2023	Direct-held Mutual Fund Account	$ 5,988.65	Check was identified as not promptly forwarded by the Firm's Home Office.
06/22/2023	Direct-held Mutual Fund Account	$ 1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/26/2023	Direct-held Mutual Fund Account	$ 10,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/26/2023	Direct-held Mutual Fund Account	$ 5,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/26/2023	Direct-held Mutual Fund Account	$ 1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/26/2023	Direct-held Mutual Fund Account	$ 3,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
06/26/2023	Direct-held Mutual Fund Account	$ 62,113.96	Check was identified as not promptly forwarded by the Firm's Home Office.
07/07/2023	529 Direct	$ 5,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.

07/14/2023	General Brokerage Account	$ 158.67	Check was identified as not promptly forwarded by the RR's branch office.
07/17/2023	Direct-held Mutual Fund Account	$ 2,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/17/2023	Direct-held Mutual Fund Account	$ 3,150.50	Check was identified as not promptly forwarded by the Firm's Home Office.
07/19/2023	Direct-held Mutual Fund Account	$ 10,545.18	Check was identified as not promptly forwarded by the Firm's Home Office.
07/19/2023	Direct-held Mutual Fund Account	$ 18,184.25	Check was identified as not promptly forwarded by the Firm's Home Office.
07/21/2023	Direct-held Mutual Fund Account	$ 200,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
07/26/2023	General Brokerage Account	$ 100,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/08/2023	529 Direct	$ 500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/08/2023	Principal Variable Annuity	$ 6.24	Check was identified as not promptly forwarded by the Firm's Home Office.
08/08/2023	Direct-held Mutual Fund Account	$ 1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/10/2023	Direct-held Mutual Fund Account	$ 1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/10/2023	529 Direct	$ 2,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/11/2023	529 Direct	$ 4,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/11/2023	Direct-held Mutual Fund Account	$ 20,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/16/2023	Direct-held Mutual Fund Account	$ 500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/18/2023	Principal Variable Annuity	$ 74,160.10	Check was identified as not promptly forwarded by the Firm's Home Office.
08/18/2023	Principal Variable Annuity	$ 24,093.75	Check was identified as not promptly forwarded by the Firm's Home Office.
08/25/2023	Direct-held Mutual Fund Account	$ 100,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
08/28/2023	Direct-held Mutual Fund Account	$ 7,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/08/2023	Direct-held Mutual Fund Account	$ 1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
09/18/2023	Direct-held Mutual Fund Account	$ 1,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
10/04/2023	Direct-held Mutual Fund Account	$ 2,115.71	Check was identified as not promptly forwarded by the Firm's Home Office.
10/10/2023	General Brokerage Account	$ 5,029.28	Check was identified as not promptly forwarded by the RR's branch office.
10/10/2023	Direct-held Mutual Fund Account	$ 19,000.00	Check was identified as not promptly forwarded by the RR's branch office.
10/10/2023	Direct-held Mutual Fund Account	$ 19,000.00	Check was identified as not promptly forwarded by the RR's branch office.
10/17/2023	Direct-held Mutual Fund Account	$ 150,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
10/18/2023	Direct-held Mutual Fund Account	$ 1,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
10/24/2023	Direct-held Mutual Fund Account	$ 7,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
10/25/2023	General Brokerage Account	$ 50,000.00	Check was identified as not promptly forwarded by the RR's branch office.
10/26/2023	Direct-held Mutual Fund Account	$ 15,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
10/26/2023	Direct-held Mutual Fund Account	$ 15,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
10/30/2023	Direct-held Mutual Fund Account	$ 22,500.00	Check was identified as not promptly forwarded by the Firm's Home Office.
11/02/2023	General Brokerage Account	$ 1,000.00	Check was identified as not promptly forwarded by the RR's branch office.
11/07/2023	General Brokerage Account	$ 90,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.
11/10/2023	General Brokerage Account	$ 33.90	Check was identified as not promptly forwarded by the RR's branch office.
11/18/2023	Outside Variable Annuity	$ 40,000.00	Check was identified as not promptly forwarded by the RR's branch office.
11/27/2023	General Brokerage Account	$ 2,000.00	Check was identified as not promptly forwarded by the RR's branch office.
11/27/2023	General Brokerage Account	$ 2,585.73	Check was identified as not promptly forwarded by the RR's branch office.
11/30/2023	General Brokerage Account	$ 58.08	Check was identified as not promptly forwarded by the Firm's Home Office.
12/01/2023	Principal Variable Annuity	$ 662,586.75	Check was identified as not promptly forwarded by the Firm's Home Office.
12/08/2023	Direct-held Mutual Fund Account	$ 27,119.85	Check was identified as not promptly forwarded by the RR's branch office.
12/11/2023	Principal Variable Annuity	$ 87,896.55	Check was identified as not promptly forwarded by the Firm's Home Office.
12/11/2023	Direct-held Mutual Fund Account	$ 10,000.00	Check was identified as not promptly forwarded by the Firm's Home Office.

12/12/2023	Direct-held Mutual Fund Account	$ 245,633.56	Check was identified as not promptly forwarded by the Firm's Home Office.
12/13/2023	529 Direct	$ 600.00	Check was identified as not promptly forwarded by the Firm's Home Office.
12/14/2023	Direct-held Mutual Fund Account	$ 68,920.69	Check was identified as not promptly forwarded by the Firm's Home Office.
12/21/2023	Principal Variable Annuity	$ 112,226.51	Check was identified as not promptly forwarded by the Firm's Home Office.
12/21/2023	Direct-held Mutual Fund Account	$ 826.93	Check was identified as not promptly forwarded by the Firm's Home Office.
12/28/2023	Direct-held Mutual Fund Account	$ 14,441.56	Check was identified as not promptly forwarded by the Firm's Home Office.